EXHIBIT 20

For Immediate Release	February 13, 2019

BOWL AMERICA REPORTS SECOND QUARTER EARNINGS

Bowl America Incorporated today reported earnings per share of $.11 for its fiscal 2019 second quarter ended December 30, 2018 and $.19 for the current six month period.  Without the required accounting change reclassifying unrealized gains and losses on securities from the balance sheet to current earnings, earnings per share would have been $.17 and $.22 for the current quarter and six month period, respectively.  The current quarter reflects increased food and beverage sales, lower operating expenses and a federal tax rate of 21%.

Prior year earnings for the quarter and six month period both included $.13 per share in after tax earnings for a one time tax adjustment and reduced blended federal corporate tax rate of 27.5%.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE American exchange under the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing available at the Company’s website www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	12/30/18	12/31/17	12/30/18	12/31/17
Operating Revenues
Bowling and other	$4,409,647	$4,484,745	$8,242,938	$8,233,015
Food, beverage and merchandise sales	1,918,298	1,883,777	3,526,475	3,399,260
	6,327,945	6,368,522	11,769,413	11,632,275
Operating expenses excluding depreciation and amortization	5,013,693	5,032,516	9,983,279	9,863,810
Depreciation and amortization	246,800	238,026	478,930	474,110
Interest, dividend and other income	91,168	81,449	196,589	185,466
Change in value of investments	(432,113)	-	(193,835)	-

Earnings before taxes	726,507	1,179,429	1,309,958	1,479,821

Net Earnings	557,442	1,436,734	997,823	1,631,926
Comprehensive Earnings	$557,442	$1,438,509	$997,823	$1,777,366

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.11	.28	.19	.32

* * * *

SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	12/30/18	12/31/17
ASSETS
Total current assets including cash and short-term investment of $1,872 and $3,266	$9,270	$4,370
Property and other assets	19,313	25,424
TOTAL ASSETS	$28,583	$29,794

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,645	$3,643
Other liabilities	1,263	1,542
Stockholders' equity	23,675	24,609
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,583	$29,794